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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934





                     Telxon Corporation
   _______________________________________________________
                      (Name of Issuer)


                        Common Stock
   _______________________________________________________
               (Title of Class of Securities)


                          87970010
   _______________________________________________________
                       (CUSIP Number)


Check the following box if a fee is being paid with this statement / X /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      Page 1 of 6 Pages
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CUSIP No. 87970010      13G        Page  2  of 6  Pages

     1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Metropolitan Life Insurance Company
     (I.R.S. No. 13-5581829)

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) / /   (a) Not applicable.
          (b) / /   (b) Not applicable.

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OR ORGANIZATION
     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5    SOLE VOTING POWER
          907,100

     6    SHARED VOTING POWER
               None

     7    SOLE DISPOSITIVE POWER
          907,100

     8    SHARED DISPOSITIVE POWER
               None


     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          See response to Item 7 above.

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES
          Not applicable.

     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.84%

     12   TYPE OF REPORTING PERSON
          HC, IC


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                                           Page 3 of 6 Pages

Item 1(a) Name of Issuer:  Telxon Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:
     3330 West Market St., Akron, OH 44333

Item 2(a) Name of Person Filing:
     Metropolitan Life Insurance Company ("Metropolitan")
     By Jane C. Weinberg, Associate General Counsel.

Item 2(b) Address of Principal Business Office:
     One Madison Avenue, New York, New York 10010.

Item 2(c) Citizenship:  a New York corporation.

Item 2(d) Title of Class of Securities:  Common Stock

Item 2(e) CUSIP No. 87970010

Item 3.   If this statement is filed pursuant to Rule
13d-1(b), or 13d-1(b), check whether the person filing is a:

     (a) [ ]   Broker or Dealer registered under Section 15
of the Act.

     (b) [ ]   Bank as defined in Section 3(a)(6) of the
Act.

     (c) [X]   Insurance Company as defined in Section
3(a)(19) of the Act.

     (d) [ ]   Investment Company registered under Section 8
of the Investment Company Act.

     (e) [ ]   Investment Adviser registered under Section
203 of the Investment Advisers Act of 1940.

     (f) [ ]   Employee Benefit Plan, Pension Fund which is
subject to the provisions of the Employee Retirement Income
Security Act of 1974 or Endowment Fund.

     (g) [X]   Parent Holding Company, in accordance with
Section 240.13d-1(b)(ii)(G).

     (h) [ ]   Group, in accordance with Section
240.13d-1(b)(ii)(H).




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                                           Page 4 of 6 Pages

Item 4. Ownership. If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceed five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned:    907,100

     (b)  Percent of Class:  5.84%

     (c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote:  907,100

     (ii) shared power to vote or to direct vote: None.

     (iii)     sole power to dispose or direct the
disposition of:  See response to item 4(a) hereof.

     (iv) shared power to dispose or to direct the disposition of: None.

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of more than 5 Percent on Behalf of
Another Person.  Not Applicable.

Item 7.   Identification and Classification of the
Subsidiary which Acquired the Security Being Reported on By
the Parent Holding Company:   State Street Research and
Management Company, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act, is the beneficial owner of 901,000 shares of the securities reported upon in item 4(a) hereof.

Item 8. Identification and Classification of Members of the Group. Not Applicable.

Item 9.   Notice of Dissolution of Group.  Not Applicable.

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                                           Page 5 of 6 Pages

Item 10. Certification. By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                         Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 9, 1995

     METROPOLITAN LIFE INSURANCE COMPANY


     By   /s/ Jane C. Weinberg
          _________________________________
          Jane C. Weinberg
          Associate General Counsel



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                    CERTIFIED RESOLUTION

I, Ruth R. Gluck, Assistant Secretary of Metropolitan Life
Insurance Company, a New York corporation, do hereby certify that the following is a full, true and correct copy of
Section 4.1 of the By-Laws of the Metropolitan Life
Insurance Company:

     "Any officer, or any employee designated for the purpose by the chief executive officer, shall have power to execute all instruments in writing necessary or desirable for the Company to execute in the transaction and management of its business and affairs (including, without limitation, contracts and agreements, transfers of bonds, stocks, notes and other securities, proxies, powers of attorney, deeds, leases, releases, satisfactions and instruments entitled to be recorded in any jurisdiction, but excluding, to the extent otherwise provided for in these Bylaws, authorizations for the disposition of the funds of the Company deposited in its name and policies, contracts, agreements, amendment and endorsements of, for or in connection with insurance or annuities) and to affix the corporate seal."

I further certify that the following is an officer of Metropolitan Life Insurance Company and that the signature is the signature of such officer:


Name                Title                         Signature

                    Associate

Jane C. Weinberg    General Counsel     /s/ Jane C. Weinberg


               In witness whereof I have hereunto set
               my hand and have caused to be affixed
               the corporate seal of Metropolitan Life
               Insurance Company this 9th day of
               February, 1995.


                              /s/ Ruth R. Gluck